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SECURITIE§ ...SION

03001643

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/02___ AND ENDING ___12/31/02___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Adamson Brothers, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Paramus Plaza IV

(No. and Street)

Paramus   NJ   07652
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Altahwi   (201) 518-1200

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP

(Name - if individual, state last, first, middle name)

75 Eisenhower Parkway	Roseland	NJ	07068-1697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                    contained in this form are not required to respond unless the form displays
                    a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Andy Altahwi _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adamson Brothers, Inc. _____, as of December 31, 2002 _____, _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADAMSON BROTHERS, INC.

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED DECEMBER 31, 2002

ADAMSON BROTHERS, INC.

I N D E X

FACING PAGE

*   *   *



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder
Adamson Brothers, Inc.

We have audited the accompanying statement of financial condition of ADAMSON BROTHERS, INC. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adamson Brothers, Inc. as of December 31, 2002, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
January 31, 2003



2

ADAMSON BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 60,446
Deposits with clearing organizations	62,029
Receivable from clearing organization	135,810
Other assets	72,465
Total	$330,750

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Borrowings under line of credit	$ 41,339
Accounts payable and accrued expenses	31,237
Total liabilities	72,576
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par value; 200 shares authorized;	
10 shares issued and outstanding	-
Additional paid-in capital	364,655
Accumulated deficit	(106,481)
Total stockholder's equity	258,174
Total	$330,750

See Notes to Financial Statements.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions and fees	$1,313,086
Other income	162,634
Total	1,475,720
Expenses:	
Compensation and benefits	983,268
Commissions and floor brokerage	112,097
Regulatory fees and expenses	12,233
Communications	59,677
Occupancy and equipment rental	56,238
Interest	2,698
General and administrative	246,808
Total	1,473,019
Income before income taxes	2,701
Provision for income taxes	1,881
Net income	$ 820

See Notes to Financial Statements.

ADAMSON BROTHERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2002	10	$ -	$275,655	$(107,301)	$168,354
Capital contributions			89,000		89,000
Net income	—	—		820	820
Balance, December 31, 2002	10	$ -	$364,655	$(106,481)	$258,174

See Notes to Financial Statements.

ADAMSON BROTHERS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Operating activities:	
Net income	$ 820
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	30,468
Deferred income taxes	343
Changes in operating assets and liabilities:	
Deposits with clearing organizations	(12,029)
Receivable from clearing organization	(70,097)
Other assets	143
Accounts payable and accrued expenses	10,985
Net cash used in operating activities	(39,367)
Investing activities - purchases of fixed assets	(4,547)
Financing activities:	
Capital contributions	89,000
Payments on line of credit, net	(6,431)
Net cash provided by financing activities	82,569
Net increase in cash	38,655
Cash, beginning of year	21,791
Cash, end of year	$ 60,446
Supplemental disclosures of cash flow data:	
Interest paid	$ 2,698

See Notes to Financial Statements.

ADAMSON BROTHERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:
Business:
Adamson Brothers, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company received approval from the SEC to commence brokerage operations on October 9, 1999.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

As of December 20, 2001, the Company was licensed in the State of Connecticut as a First Mortgage Lender/Broker by the Department of Banking. This license is effective until September 30, 2004.

Effective January 23, 2002, the Company became licensed as a First Mortgage Lender in the State of New Jersey by the Department of Banking and Insurance. This license is effective until June 30, 2003.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:
Securities transactions and related commission expenses are recorded on a trade-date basis.

Revenue recognition:
Nonrefundable mortgage application fees are recognized upon completion of application processing. Other loan origination and processing income and broker fee income is recognized when the loan closes.

Equipment and furniture:
Equipment, furniture and leasehold improvements are carried at cost. Depreciation and amortization are provided using the straight-line method. The carrying value of those assets summarized below has been included in other assets as of December 31, 2002 and consist of the following:

	Estimated Useful Life	Amount
Computer equipment	3-5 years	$ 72,295
Furniture and fixtures	5 years	21,121
Leasehold improvements	4 years	12,708
		106,124
Less accumulated depreciation and amortization		73,093
Total		$ 33,031

7

ADAMSON BROTHERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies (concluded):
Income taxes:

Prior to February 1, 2002, the Company elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code. Under these sections, corporate income, in general, is taxable based on the stockholder's proportionate interest in the corporation.

Prior to February 1, 2002, the Company also elected to be treated as an "S" Corporation for New Jersey State income tax purposes. However, the State of New Jersey does impose a tax on "S" Corporation income at a reduced rate.

Effective February 1, 2002, the Company revoked its election to be treated as an "S" Corporation for Federal and state income tax purposes.

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Income taxes:
The provision for income taxes consists of the following:

	Amount
Current	$1,538
Deferred	343
Total	$1,881

The difference between the U.S. statutory rate of 34% and the effective rate of 44% is due to the effects of graduated tax rates offset by state income taxes and nondeductible expenses.

Note 3 - Credit facility:
At December 31, 2002, the Company has an unsecured line of credit with a financial institution. Maximum borrowings under the agreement are $50,000. The agreement provides for interest at the prime rate plus 1% and borrowings are payable on demand.

Note 4 - Commitments:

Operating leases:

The Company leases its office space under an operating lease that expires in August 2005. Office leases generally require the Company to pay real estate taxes and maintenance costs. Minimum future rental commitments under noncancelable leases in years subsequent to December 31, 2002 are as follows:

Year Ending December 31,	Amount
2003	$ 48,186
2004	48,771
2005	32,774
Total	$129,731

Rent expense under noncancelable operating leases was $48,612 in 2002.

Note 5 - Financial instruments with off-balance-sheet risk:

The Company maintains cash and cash equivalent deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company had an approximate average aggregate balance of approximately $608,000 during December 2002.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

ADAMSON BROTHERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 6 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $185,709 at December 31, 2002, which was $180,709 in excess of its required net capital of $5,000 at December 31, 2002. The Company's net capital ratio was .39 to 1 at December 31, 2002.

*   *   *

ADAMSON BROTHERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net capital:	
Total stockholders' equity	$258,174
Deduct nonallowable assets and charges - other assets	72,465
Net capital	$185,709
Aggregate indebtedness - total liabilities	$ 72,576
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess of net capital	$180,709
Excess of net capital at 1,000%	$178,451
Ratio of aggregate indebtedness to net capital	.39

ADAMSON BROTHERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2002

Reconciliation with the Company's computation (included in
Part IIA of Form X-17A-5) as of December 31, 2002:
Net capital as reported in the Company's Part IIA (Unaudited)
FOCUS report $213,120

Decrease in net capital resulting from changes in:
    Haircuts on securities positions   31,900
    Audit adjustments, net:
        Balance sheet reclassification $ 5,044
        Statement of income changes   (64,355)   (59,311)

            Net capital per above $185,709

Aggregate indebtedness as reported in the Company's Part IIA
    (Unaudited) FOCUS report $ 41,339

Increase in aggregate indebtedness resulting from
    audit adjustments to increase accounts payable
    and other liabilities   31,237

            Aggregate indebtedness per above $ 72,576



J.H. COHN LLP

Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL

To the Stockholder
Adamson Brothers, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Adamson Brothers, Inc. as of and for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J H Cohn LLP

Roseland, New Jersey
January 31, 2003